UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Noble Corporation plc
(Name of Issuer)

A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

G65431 127
(CUSIP Number)

APMH Invest A/S

Esplanaden 50

1263 Copenhagen K

Denmark

+45 61 18 10 20

With a copy to:

Connie I. Milonakis

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London NW5 3LH

United Kingdom
Telephone: +44 20 7418 1327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431 127

1	Name of Reporting Person APMH Invest A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 27,890,529 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,890,529 (See item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,890,529 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 21.37% (See item 5)
14	Type of Reporting Person (See Instructions) HC

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller Holding A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 27,890,529 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,890,529 (See item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,890,529 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 21.37% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 27,890,529 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,890,529 (See item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,890,529 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 21.37% (See item 5)
14	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to A ordinary shares, par value $0.00001 per share (the “Ordinary Shares”) of Noble Corporation plc, a public limited company incorporated and registered in England and Wales (the “Issuer”). The address of the principal executive offices of the Issuer is 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Item 2. Identity and Background

This Schedule 13D is being filed by APMH Invest A/S (“APMH Invest”), a company incorporated in Denmark. APMH Invest is a wholly owned direct subsidiary of A.P. Møller Holding A/S, a company incorporated in Denmark (“APMH”), which is in turn a wholly owned direct subsidiary of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, a commercial foundation established under the laws of Denmark (the “A.P. Moller Foundation”). The A.P. Moller Foundation, APMH and APMH Invest are collectively referred to herein as the “Reporting Persons.”

The address of the principal executive offices for each of the Reporting Persons is Esplanaden 50, 1263 Copenhagen K, Denmark.

The A.P. Moller Foundation is a “self-owning” institution; it has no shareholders or owners and its affairs are managed by a board of trustees and executive management under the regulatory supervision of the Danish Business Authority. Its principal business purpose is to maintain ownership and control of A.P. Møller – Maersk A/S, a public company incorporated in Denmark, and to support certain specified charitable causes. APMH manages the commercial activities of the A.P. Moller Foundation. APMH Invest invests in a diversified range of businesses on behalf of APMH (and ultimately the A.P. Moller Foundation).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director, executive officer or other person controlling each of the A.P. Moller Foundation, APMH and APMH Invest (collectively, the “Covered Persons”), as required by Item 2 of Schedule 13D, is set forth in Schedule I hereto and is incorporated by reference herein. Each of the Covered Persons expressly disclaims beneficial ownership of any Ordinary Shares held by any of the Reporting Persons.

During the last five years the Reporting Persons have not and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified on Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Business Combination Agreement, dated as of November 10, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer, Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), Noble Newco Sub Limited, a Cayman Islands exempted company and a wholly owned direct subsidiary of the Issuer (“Merger Sub”), and The Drilling Company of 1972 A/S (“Maersk Drilling”), the Issuer made a public offer to exchange each issued and outstanding ordinary share of Maersk Drilling, par value DKK 10.00 per share (each a “Maersk Drilling Share”), for 1.6137 Ordinary Shares (the “Exchange Offer”).

Pursuant to the Exchange Offer, APMH Invest tendered a total of 17,283,590 Maersk Drilling Shares, representing all of the Reporting Persons’ ownership interest in Maersk Drilling, and, on October 3, 2022 (the “Closing Date”),

all of the Maersk Drilling Shares so tendered were exchanged for an aggregate of 27,890,529 Ordinary Shares. All holdings in this Schedule 13D are reported as of the close of business on the Closing Date.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On September 30, 2022, and pursuant to the Business Combination Agreement, Noble merged with and into Merger Sub, with Noble surviving the merger as a wholly owned direct subsidiary of the Issuer (the “Merger” and, together with the Exchange Offer, the “Transactions”). Also pursuant to the Business Combination Agreement, on August 8, 2022, the Issuer announced its intention to make a public offer to exchange each issued and outstanding Maersk Drilling Share for 1.6137 Ordinary Shares. The Exchange Offer was completed on the Closing Date, the first business day after the completion of the Merger. As a result of the Merger and the Exchange Offer, the Issuer controls each of Noble and Maersk Drilling.

Pursuant to the Exchange Offer, APMH Invest tendered a total of 17,283,590 Maersk Drilling Shares, representing all of the Reporting Persons’ ownership interest in Maersk Drilling and, on the Closing Date, all of the Maersk Drilling Shares so tendered were exchanged for an aggregate of 27,890,529 Ordinary Shares, representing all of the Reporting Persons’ ownership interest in the Issuer and approximately 21.37% of the total outstanding Ordinary Shares as of the Closing Date (such percentage calculated based on 130,490,759 Ordinary Shares outstanding as of the close of business on the Closing Date, according to information provided by the Issuer to the Reporting Persons).

The foregoing description of the Transactions does not purport to be complete and references to, and descriptions of, the Transactions and the Business Combination Agreement in this Schedule 13D are qualified in their entirety by the terms of the Business Combination Agreement, filed as Exhibit 99.1 hereto and incorporated herein by reference. The Business Combination Agreement is further described in the Issuer’s registration statement on Form S-4 (Commission File No. 001-36211), filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 11, 2022.

Effective upon the consummation of the Merger, Claus V. Hemmingsen, a member of the board of trustees of the A.P. Moller Foundation and of the board of directors of APMH, was appointed to the board of directors of the Issuer. In addition, Claus V. Hemmingsen, Martin N. Larsen, chief executive officer and member of the board of directors of APMH Invest and chief financial officer of APMH, and Robert Maersk Uggla, a member of the board of directors of APMH Invest and chief executive officer of APMH, each of whom served as directors of Maersk Drilling prior to the announcement of the Transactions and have continued to serve as directors of Maersk Drilling during the period since such announcement (including in the period since the Closing Date), are expected to continue to serve as members of the board of directors of Maersk Drilling until November 15, 2022.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investment in the Issuer on a continuing basis. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may consider various alternative courses of action from time to time. Such actions may include: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Ordinary Shares (collectively, “Securities”) in the open market, through private transactions, block trades, registered sales or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market, through private transactions, block trades, registered sales or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. APMH Invest may also determine to transfer the Ordinary Shares held by APMH Invest to another direct or indirect subsidiary of the A.P. Moller Foundation. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, the price of the Ordinary Shares or other Securities, conditions in the securities market and general economic and industry conditions.

In addition, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s Securities and, from time to time, may suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, assets, management, corporate governance or capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons are likely to take some or all of the foregoing steps at preliminary stages in their respective consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each of the Reporting Persons may, at any time, review or reconsider its respective position with respect to the Issuer and reserves the right to develop plans or proposals, including discussing, proposing or taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties. Except as otherwise set forth herein, none of the Reporting Persons have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a)-(b) As of October 3, 2022, the Reporting Persons may be deemed to have beneficially owned an aggregate of 27,890,529 Ordinary Shares, representing approximately 21.37% of the total outstanding Ordinary Shares (such percentage calculated based on 130,490,759 Ordinary Shares outstanding as of the close of business on such date, according to information provided by the Issuer to the Reporting Persons). As of October 3, 2022, APMH Invest was the record and beneficial owner of 27,890,529 Ordinary Shares. Each of APMH, as the sole owner of AMPH Invest, and the A.P. Moller Foundation, as the sole owner of APMH, may be deemed to be the beneficial owner of the Ordinary Shares held by APMH Invest.

As of October 3, 2022, none of the Covered Persons identified on Schedule I hereto beneficially owned any Ordinary Shares, except that:

(i) Lars-Erik Brenøe beneficially owned 4,518 Ordinary Shares. Mr. Brenøe beneficially owned 2,800 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Brenøe received 4,518 Ordinary Shares in exchange for his Maersk Drilling Shares.

(ii) Claus V. Hemmingsen beneficially owned (x) 8,752 Ordinary Shares and (y) 2,230 restricted stock units each representing a contingent right to receive one Ordinary Share. Mr. Hemmingsen beneficially owned 5,424 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Hemmingsen received 8,752 Ordinary Shares in exchange for his Maersk Drilling Shares. In addition, on October 3, 2022, the Issuer granted Mr. Hemmingsen 2,230 restricted stock units each of which representing a contingent right to receive one Ordinary Share and expected to vest (subject to certain conditions, including Mr. Hemmingsen’s continued employment with the Issuer at such time) on October 3, 2023.

(iii) Martin N. Larsen beneficially owned 1,886 Ordinary Shares. Mr. Larsen beneficially owned 1,169 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Larsen received 1,886 Ordinary Shares in exchange for his Maersk Drilling Shares.

(iv) Alette Mærsk Mc-Kinney Sørensen beneficially owned 151,676 Ordinary Shares. Ms. Sørensen beneficially owned 93,993 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Sørensen received 151,676 Ordinary Shares in exchange for her Maersk Drilling Shares.

(v) Ane Mærsk Mc-Kinney Uggla beneficially owned 717,812 Ordinary Shares. Ms. Uggla beneficially owned 444,824 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Uggla received 717,812 Ordinary Shares in exchange for her Maersk Drilling Shares.

(vi) Robert Maersk Uggla beneficially owned 7,146 Ordinary Shares. Mr. Uggla beneficially owned 4,430 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Uggla received 7,146 Ordinary Shares in exchange for his Maersk Drilling Shares.

Each of the Covered Persons expressly disclaims beneficial ownership of any Ordinary Shares held by any of the Reporting Persons.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified in Schedule I hereto has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Relationship Agreement

Concurrently with the completion of the Exchange Offer on the Closing Date, the Issuer, certain significant shareholders of the Issuer and APMH Invest entered into a relationship agreement (the “Relationship Agreement”) pursuant to which, amongst other things and subject to certain limitations as set forth therein, APMH Invest is entitled to designate (a) two nominees to the board of directors of the Issuer for so long as APMH Invest holds no fewer than 20% of the then outstanding Ordinary Shares of the Issuer and (b) one nominee to the board of directors of the Issuer for so long as APMH Invest holds fewer than 20% but no fewer than 15% of the then outstanding Ordinary Shares of the Issuer. Each of APMH Invest’s nominees must meet the independence standards of the New York Stock Exchange with respect to the Issuer; provided, however, that APMH Invest is permitted designate one nominee who does not meet such independence standards, so long as such nominee is not an employee of the Issuer or any of its subsidiaries.

References to, and descriptions of, the Relationship Agreement in this Schedule 13D are qualified in their entirety by the terms of the Relationship Agreement, filed as Exhibit 99.2 hereto and incorporated herein by reference.

Registration Rights Agreement

Concurrently with the completion of the Exchange Offer on the Closing Date, the Issuer and APMH Invest entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which APMH Invest is entitled to require that the Issuer (i) file, as promptly as practicable following the Closing Date, a registration statement for the resale, on a delayed or continuous basis, of all of the securities that the parties to such agreement have agreed shall be registrable under the Securities Act of 1933, as amended (the “Registrable Securities”) and (ii) use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable and to maintain the effectiveness thereof until such time as there are no longer any Registrable Securities.

In addition, APMH Invest is entitled, pursuant to the Registration Rights Agreement and subject to certain limitations set forth therein, to customary demand and piggyback registration rights, and to require the Issuer to effect a distribution of any or all of AMPH Invest’s Registrable Securities by means of an underwritten offering.

References to, and descriptions of, the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by the terms of the Registration Rights Agreement, filed as Exhibit 99.3 hereto and incorporated herein by reference.

By virtue of the rights and obligations under the Relationship Agreement and/or the Registration Rights Agreement, certain of the other parties to those agreements, their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and any such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.

Item 7: Material to be Filed as Exhibits

Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Noble Corporation (Commission File No. 001-36211) with the Securities and Exchange Commission on November 10, 2021).

Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by Noble Corporation plc (Commission File No. 333-261780) with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by Noble Corporation plc (Commission File No. 333-261780) with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

A.P. MØLLER OG HUSTRU CHASTINE MC-KINNEY MØLLERS FOND TIL ALMENE FORMAAL

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Attorney-in-fact

A.P. MØLLER HOLDING A/S

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Chief Financial Officer

APMH INVEST A/S

By:	/s/ Martin Larsen
Name: Martin Larsen
Title: Chief Executive Officer

SCHEDULE I

In accordance with the provisions of General Instruction C to Schedule 13D, the name of each director, executive officer or other person controlling each of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, A.P. Møller Holding A/S, and APMH Invest A/S, together with their citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) is set forth below.

The business address of each person listed below is Esplanaden 50, 1263 Copenhagen K, Denmark.

A.P. MØLLER OG HUSTRU CHASTINE MC-KINNEY MØLLERS FOND TIL ALMENE FORMAAL

Name	Citizenship	Present Principal Occupation or Employment
Trustees
Ane Mærsk Mc-Kinney Uggla	Denmark	Board member (chairman), A.P. Moller Foundation
Alette Mærsk Mc-Kinney Sørensen	Denmark	Board member, A.P. Moller Foundation
Claus V. Hemmingsen	Denmark	Professional board member
Lars-Erik Brenøe	Denmark	Professional board member and advisor
Birgitte Possing	Denmark	Historian and author
Executive Officers
Mads Lebech	Denmark	Chief Executive Officer, A.P. Moller Foundation

A.P. MØLLER HOLDING A/S

Name	Citizenship	Present Principal Occupation or Employment
Directors
Ane Mærsk Mc-Kinney Uggla	Denmark	Board member (chairman), A.P. Moller Foundation
Claus V. Hemmingsen	Denmark	Professional board member
Lars-Erik Brenøe	Denmark	Professional board member and advisor
Jan Leschly	Denmark	Board member (chairman), Care Capital, LLC
Diane B. Greene	United States	Board member (chairman), Massachusetts Institute of Technology
Executive Officers
Robert Maersk Uggla	Sweden	Chief Executive Officer, A.P. Møller Holding A/S
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S
Jan Thorsgaard Nielsen	Denmark	Chief Investment Officer, A.P. Møller Holding A/S

APMH INVEST A/S

Name	Citizenship	Present Principal Occupation or Employment
Directors
Robert Maersk Uggla	Sweden	Chief Executive Officer, A.P. Møller Holding A/S
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S
Jan Thorsgaard Nielsen	Denmark	Chief Investment Officer, A.P. Møller Holding A/S
Executive Officers
Martin Nørkjær Larsen	Denmark	Chief Financial Officer, A.P. Møller Holding A/S

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Noble Corporation (Commission File No. 001-36211) with the Securities and Exchange Commission on November 10, 2021).

Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by Noble Corporation plc (Commission File No. 333-261780) with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by Noble Corporation plc (Commission File No. 333-261780) with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022.